Exhibit 5.1

[Jones Day Letterhead]

September 17, 2014

Frontier Communications Corporation

3 High Ridge Park

Stamford, Connecticut 06905

Re:	$775,000,000 of 6.250% Senior Notes due 2021 and $775,000,000 of 6.875% Senior Notes due 2025

Ladies and Gentlemen:

We are acting as counsel for Frontier Communications Corporation, a Delaware corporation (the “Company”), in connection with the issuance and sale of $775 million in aggregate principal amount of the Company’s 6.250% Senior Notes due 2021 (the “2021 Notes”) and $775 million in aggregate principal amount of the Company’s 6.875% Senior Notes due 2025 (the “2025 Notes” and, together with the 2021 Notes, the “Notes”) of the Company, pursuant to the Underwriting Agreement, dated September 3, 2014 (the “Underwriting Agreement”), entered into between the Company and J.P. Morgan Securities LLC, acting as the representative of the several underwriters named therein. The Notes are being issued pursuant to the Indenture, dated as of April 9, 2009, between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented by the Sixth Supplemental Indenture, in the case of the 2021 Notes, and the Seventh Supplemental Indenture, in the case of the 2025 Notes, each dated as of September 17, 2014, between the Company and the Trustee (as so supplemented, the “Indenture”).

In connection with the opinion expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of such opinions. Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, we are of the opinion that the Notes constitute valid and binding obligations of the Company.

For the purposes of the opinion expressed herein, we have assumed that (i) the Trustee has authorized, executed and delivered the Indenture, (ii) the Notes have been duly authenticated by the Trustee in accordance with the terms of the Indenture, and (iii) the Indenture is a valid, binding and enforceable obligation of the Trustee.

The opinion expressed herein is limited by (i) bankruptcy, insolvency, reorganization, fraudulent transfer and fraudulent conveyance, voidable preference, moratorium or other similar laws and related regulations and judicial doctrines from time to time in effect relating to or affecting creditors’ rights generally, and (ii) general equitable principles and public policy considerations, whether such principles and considerations are considered in a proceeding at law or at equity.

Frontier Communications Corporation

September 17, 2014

As to facts material to the opinion and assumptions expressed herein, we have relied upon oral or written statements and representations of officers and other representatives of the Company and others. The opinion expressed herein is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware, in each case as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction on the opinion expressed herein.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Current Report on Form 8-K dated the date hereof filed by the Company and incorporated by reference into the Registration Statement on Form S-3 (Registration No. 333-181299) (the “Registration Statement”), filed by the Company to effect the registration of the offer and sale of Notes under the Securities Act of 1933 (the “Act”) and to the reference to Jones Day under the caption “Validity of Securities” in the prospectus constituting a part of such Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Jones Day